EXHIBIT 99.1

Colliers International Reports Solid First Quarter Results

Well-positioned to navigate near-term uncertainties

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2020	2019

Revenues	$630.6	$635.1
Adjusted EBITDA (note 1)	54.5	43.6
Adjusted EPS (note 2)	0.54	0.51

GAAP operating earnings	18.5	13.4
GAAP EPS	0.11	0.04

TORONTO, April 28, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced solid first quarter operating and financial results for the quarter ended March 31, 2020. All amounts are in US dollars.

For the quarter ended March 31, 2020, revenues were $630.6 million, a 1% decrease (up 1% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $54.5 million, up 25% (28% in local currency) and adjusted EPS (note 2) was $0.54, up 6% versus the prior year period. First quarter adjusted EPS would have been approximately $0.02 higher excluding foreign exchange impacts. GAAP operating earnings were $18.5 million, relative to $13.4 million in the prior year period. GAAP EPS was $0.11 per share, relative to $0.04 per share in the prior year quarter. First quarter GAAP EPS would have been approximately $0.02 higher excluding changes in foreign exchange rates.

“Colliers began 2020 with solid results despite the initial impact of the COVID-19 pandemic in Asia early in the quarter, with the rest of our operations affected primarily in March,” said Jay S. Hennick, Global Chairman and CEO of Colliers International. “Given the uncertainty, we expect the balance of the year to be challenging, particularly for our Brokerage business. Over the past two months, our leadership moved swiftly and responsibly to protect our people and align our costs to expected revenues as conditions warranted it while ensuring business continuity for our clients. However, with 45% of our revenues and 50% of our EBITDA coming from our Outsourcing, Advisory and Investment Management segment – services that are typically more essential, recurring and contractual – we have substantial stability in our business, although we do anticipate some variability in the coming months depending upon market dynamics. Fortunately, Colliers also benefits from its globally diverse revenue streams, with about 55% of revenues coming from the Americas and the balance split between EMEA and Asia Pacific. As markets return to normal, those that recover first will generate increasing revenues sooner as we are already seeing in China and in other parts of Asia and we are also sharing lessons on the best methods to return to work. With a diversified business model, strong balance sheet, entrepreneurial culture, and significant insider ownership, we are confident that Colliers is well positioned to navigate near-term uncertainties and cautiously optimistic that we will emerge from this crisis better than ever,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$277,290	$258,384	7%	9%
Investment Management	45,825	43,091	6%	7%
Lease Brokerage	164,510	181,783	-10%	-8%
Sales Brokerage	143,003	151,865	-6%	-4%
Total revenues	$630,628	$635,123	-1%	1%

Consolidated revenues for the first quarter grew 1% on a local currency basis, led by strong performance in Outsourcing & Advisory and Investment Management. Consolidated internal revenues measured in local currencies were down 1% (note 3), primarily due to the initial impact of the COVID-19 pandemic on brokerage operations in the Asia Pacific region and in the other regions toward the end of the quarter.

Segmented First Quarter Results
Americas region revenues totalled $370.0 million for the first quarter compared to $358.8 million in the prior year quarter, up 3% (up 4% in local currency). Revenue growth was driven by strong increases in Outsourcing & Advisory activity with brokerage down slightly versus the prior year quarter. Adjusted EBITDA was $31.2 million, versus $26.2 million in the prior year quarter, with margins up on lower costs and operating leverage in Outsourcing & Advisory. GAAP operating earnings were $22.7 million, relative to $16.2 million in the prior year quarter.

EMEA region revenues totalled $117.1 million for the first quarter compared to $120.5 million in the prior year quarter, down 3% (flat in local currency). Local currency revenues were approximately flat in each service line. Adjusted EBITDA was a loss of $3.6 million, versus a loss of $2.5 million in the prior year quarter. GAAP operating earnings were a loss of $13.5 million as compared to a loss of $10.1 million in the first quarter of 2019.

Asia Pacific region revenues totalled $97.4 million for the first quarter compared to $112.3 million in the prior year quarter, down 13% (down 9% in local currency), impacted by sharply reduced brokerage activity in China and the rest of Asia attributable to the pandemic, beginning early in the quarter, partially offset by incremental revenues from the recent Synergy acquisition. Adjusted EBITDA was $5.2 million, down from $10.9 million, on lower revenues and service mix. GAAP operating earnings were $1.2 million, down from $9.2 million in the prior year quarter.

Investment Management revenues for the first quarter were $45.8 million compared to $43.1 million in the prior year quarter, up 6% (up 7% in local currency). Revenue growth was positively impacted by management fee growth across open and closed-ended alternative asset funds as well as timing of certain European transaction fees, offset by a reduction in passthrough carried interest. Passthrough revenue from legacy carried interest represented $2.3 million for the first quarter versus $11.2 million in the prior year quarter. Adjusted EBITDA was $18.4 million relative to $10.2 million in the prior year quarter attributable to significant base management fee growth as well as timing of transaction fees. GAAP operating earnings were $11.8 million in the quarter, versus $3.6 million in the prior year quarter. Assets under management stood at $35.1 billion as of March 31, 2020, up 31% from $26.7 billion in the first quarter of 2019.

Global corporate results as reported in Adjusted EBITDA were $3.3 million in the first quarter, relative to a loss of $1.3 million in the prior year quarter. First quarter results included foreign exchange gains as well as cost savings from lower incentive compensation accruals. The corporate GAAP operating loss for the quarter was $3.7 million, relative to $5.5 million in the first quarter of 2019.

Impact of COVID-19
The impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented. In light of this uncertainty, the Company’s working assumption is a 15%-25% reduction in consolidated revenues and a 25%-35% reduction in consolidated Adjusted EBITDA for the full year 2020 (relative to 2019) excluding the impact of acquisitions not yet completed. This working assumption is based on the best available information as at the date of this press release and is subject to change based on numerous macroeconomic, health, social, political and related factors.

Brokerage revenues, which represented approximately 55% of 2019 consolidated revenues and have a highly variable cost structure, are expected to decline sharply in the second quarter with gradual improvements in the third and fourth quarters. This expectation is based in part on the Company’s experience in Asia, where the crisis started early in the first quarter and is currently showing a slow recovery.

Outsourcing & Advisory and Investment Management, which represented approximately 45% of 2019 consolidated revenues, are expected to remain relatively stable for the balance of the year with some variability depending on market conditions.

The Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions are recorded as restructuring costs (note 1). The Company may take further cost reduction measures in the future as required.

The Company maintains a conservative financial profile and a strong balance sheet. As of March 31, 2020, the Company’s leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.8x (down from 2.0x from the same quarter in 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $478.0 million of available and unused credit under its committed revolving credit facility which matures in April 2024.

Conference Call
Colliers will be holding a conference call on Tuesday, April 28, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Real Estate Assets Held for Sale
During the fourth quarter of 2019, the Company acquired certain real estate assets to seed a new Investment Management fund. The real estate assets, as well as corresponding liabilities, are expected to be transferred to the fund, without gain or loss, during the second quarter of 2020.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2020	2019

Net earnings	$6,458	$5,463
Income tax	5,198	1,215
Other income, net	(704)	(501)
Interest expense, net	7,585	7,221
Operating earnings	18,537	13,398
Depreciation and amortization	24,891	22,668
Equity earnings from non-consolidated investments	555	-
Acquisition-related items	2,750	4,635
Restructuring costs	5,468	39
Stock-based compensation expense	2,253	2,831
Adjusted EBITDA	$54,454	$43,571

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US$)	March 31
	2020	2019

Net earnings	$6,458	$5,463
Non-controlling interest share of earnings	(3,377)	(1,244)
Amortization of intangible assets	16,013	14,720
Acquisition-related items	2,750	4,635
Restructuring costs	5,468	39
Stock-based compensation expense	2,253	2,831
Income tax on adjustments	(5,805)	(4,004)
Non-controlling interest on adjustments	(2,150)	(2,246)
Adjusted net earnings	$21,610	$20,194

	Three months ended
(in US$)	March 31
	2020	2019

Diluted net earnings per common share	$0.11	$0.04
Non-controlling interest redemption increment	(0.04)	0.07
Amortization of intangible assets, net of tax	0.24	0.23
Acquisition-related items	0.07	0.10
Restructuring costs, net of tax	0.10	-
Stock-based compensation expense, net of tax	0.06	0.07
Adjusted EPS	$0.54	$0.51

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2020	2019

Revenues	$630,628	$635,123

Cost of revenues	416,358	421,349
Selling, general and administrative expenses	168,092	173,073
Depreciation	8,878	7,948
Amortization of intangible assets	16,013	14,720
Acquisition-related items (1)	2,750	4,635
Operating earnings	18,537	13,398
Interest expense, net	7,585	7,221
Other income	(704)	(501)
Earnings before income tax	11,656	6,678
Income tax	5,198	1,215
Net earnings	6,458	5,463
Non-controlling interest share of earnings	3,377	1,244
Non-controlling interest redemption increment	(1,505)	2,757
Net earnings attributable to Company	$4,586	$1,462

Net earnings per common share

Basic	$0.12	$0.04
Diluted	$0.11	$0.04

Adjusted EPS (2)	$0.54	$0.51

Weighted average common shares (thousands)
Basic	39,874	39,298
Diluted	40,167	39,815

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2)	See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	March 31, 2020	December 31, 2019	March 31, 2019

Assets
Cash and cash equivalents	$103,090	$114,993	$117,347
Accounts receivable and contract assets	354,230	436,717	517,781
Prepaids and other assets	149,941	155,606	87,105
Real estate assets held for sale	19,874	10,741	-
Current assets	627,135	718,057	722,233
Other non-current assets	89,063	92,350	86,145
Fixed assets	103,183	107,197	96,781
Operating lease right-of-use assets	248,545	263,639	278,689
Deferred income tax	43,667	37,420	36,952
Goodwill and intangible assets	1,390,755	1,426,675	1,386,066
Real estate assets held for sale	233,484	247,376	-
Total assets	$2,735,832	$2,892,714	$2,606,866

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$535,790	$757,284	$549,983
Other current liabilities	44,922	56,702	76,281
Long-term debt - current	3,688	4,223	1,045
Operating lease liabilities - current	65,236	69,866	70,898
Liabilities related to real estate assets held for sale	42,723	36,191	-
Current liabilities	692,359	924,266	698,207
Long-term debt - non-current	737,492	607,181	802,453
Operating lease liabilities - non-current	219,536	229,224	245,961
Other liabilities	95,218	99,873	84,676
Deferred income tax	25,277	28,018	25,570
Liabilities related to real estate assets held for sale	119,994	127,703	-
Redeemable non-controlling interests	349,551	359,150	345,453
Shareholders' equity	496,405	517,299	404,546
Total liabilities and equity	$2,735,832	$2,892,714	$2,606,866

Supplemental balance sheet information
Total debt	$741,180	$611,404	$803,498
Total debt, net of cash	638,090	496,411	686,151
Net debt / pro forma adjusted EBITDA ratio	1.8	1.4	2.0

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$6,458	$5,463
Items not affecting cash:
Depreciation and amortization	24,891	22,668
Deferred income tax	(7,158)	(4,019)
Other	13,440	14,928
	37,631	39,040

Net change from assets/liabilities
Accounts receivable and contract assets	58,478	48,406
Prepaids and other assets	1,359	(8,258)
Payables and accruals	(189,260)	(181,572)
Other	(2,905)	(3,699)
Contingent acquisition consideration paid	(14,330)	(112)
Sale proceeds from AR Facility, net of repurchases	(11,009)	-
Net cash used in operating activities	(120,036)	(106,195)

Investing activities
Acquisition of businesses, net of cash acquired	(3,101)	(13,244)
Purchases of fixed assets	(8,739)	(10,379)
Cash collections on AR facility deferred purchase price	11,390	-
Other investing activities	1,908	(9,199)
Net cash provided by / (used in) investing activities	1,458	(32,822)

Financing activities
(Decrease) increase in long-term debt, net	143,146	134,894
Purchases of non-controlling interests, net of sales	(4,676)	(2,704)
Dividends paid to common shareholders	(1,992)	(1,961)
Distributions paid to non-controlling interests	(7,693)	(6,194)
Other financing activities	(8,473)	4,944
Net cash provided by financing activities	120,312	128,979

Effect of exchange rate changes on cash	(13,637)	353

Increase in cash and cash equivalents	(11,903)	(9,685)

Cash and cash equivalents, beginning of period	114,993	127,032

Cash and cash equivalents, end of period	$103,090	$117,347

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2020
Revenues	$369,990	$117,082	$97,434	$45,825	$297	$630,628
Adjusted EBITDA	31,157	(3,641)	5,248	18,434	3,256	54,454
Operating earnings (loss)	22,709	(13,451)	1,228	11,778	(3,727)	18,537

2019
Revenues	$358,825	$120,464	$112,317	$43,091	$426	$635,123
Adjusted EBITDA	26,233	(2,508)	10,908	10,246	(1,308)	43,571
Operating earnings (loss)	16,169	(10,146)	9,216	3,637	(5,478)	13,398

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Operating Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500